June 2, 2026

James W. Barge
Chief Financial Officer
Lionsgate Studios Corp.
2700 Colorado Avenue
Santa Monica, CA 90404

        Re: Lionsgate Studios Corp.
            Registration Statement on Form S-3
            Filed May 27, 2026
            File No. 333-296286
Dear James W. Barge:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Nicholas Nalbantian at 202-551-7470 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:    Fabiola Urdaneta